Exhibit 12.01

NRG ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,
	2012	2011(a)	2010	2009	2008
	(in millions except ratio)
Earnings:
Income/(loss) from continuing operations before income tax	$252	$(646)	$753	$1,669	$1,766
Net income/(loss) attributable to noncontrolling interest	20	—	(1)	(1)	—
Less:
Distributions and equity in earnings of unconsolidated affiliates	2	9	(19)	(41)	(44)
Impairment charge on equity method investment	2	495	—	—	—
Capitalized interest	(140)	(80)	(36)	(37)	(45)
Add:
Fixed charges	864	931	678	703	634
Amortization of capitalized interest	11	7	4	3	1
Total Earnings:	$1,011	$716	$1,379	$2,296	$2,312

Fixed Charges:
Interest expense	$671	$808	$600	$610	$546
Interest capitalized	140	80	36	37	45
Amortization of debt issuance costs	32	26	25	31	22
Amortization of debt discount	9	6	7	13	15
Approximation of interest in rental expense	12	11	10	12	6
Total Fixed Charges:	$864	$931	$678	$703	$634
Ratio of Earnings to Combined Fixed Charges	1.17	0.77	2.03	3.27	3.65

(a)                                 The ratio coverage for the year ended December 31, 2011 was less than 1:1. NRG would have needed to generate additional earnings of $215 million to achieve a ratio coverage of 1:1.